EX-99.(A)(15)
Press Release issued by the Company on May 8, 2000.

                SOLUTION 6 HOLDINGS LIMITED EXTENDS TENDER OFFER
                  FOR ELITE INFORMATION GROUP INC. COMMON STOCK


NEW YORK -- (BUSINESS WIRE) -- May 8, 2000 -- Elite Information Group, Inc. (Nasdaq: ELTE) and Solution 6 Holdings Limited (ASX:SOH) today jointly announced that Solution 6 has further extended the expiration date of its previously announced $11.00 per share cash tender for all of Elite's outstanding common stock. As extended, the offer will expire at 5:00 p.m. New York City time, on Wednesday, May 10, 2000. Elite and Solution 6 have agreed not to terminate the pending merger agreement without cause prior to the expiration of the offer as extended.

On April 28, 2000, the Federal Trade Commission's Bureau of Competition advised the parties that it intends to recommend that the Commission challenge the transaction. Although the Bureau of Competition remains opposed to the transaction, the parties have agreed to extend the offer to continue discussions in an effort to address the Commission's concerns.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of Elite's common stock outstanding on a fully diluted basis and the expiration of any applicable waiting period under the Hart-Scott-Rodino Act.

Solution 6 Holdings Limited also announced that it has been informed by Citibank, N.A., the depositary for the tender offer, that as of 5:00 p.m. on Friday, May 5, 2000, 5,441,853 shares of common stock had been tendered and not withdrawn pursuant to the tender offer. This constitutes approximately 59.7% of Elite's outstanding shares on a fully diluted basis as of commencement of the tender offer. This amount excludes an additional 2,001,588 (comprised of 1,683,922 shares and 317,666 options) or approximately 22% of the outstanding shares of Elite on a fully diluted basis that Solution 6 can cause certain stockholders to tender pursuant to a stockholders agreement.

Note: This press release contains certain statements that are, or may be, "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that represent Elite's expectations or beliefs concerning future events. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in, and cause actual results to vary materially from any results expressed or implied by, such forward-looking statements include the timing and nature of the FTC's review of, position regarding, and possible challenge to, Elite's pending merger with Solution 6 and the ultimate disposition of the pending merger. Certain of these factors of risk are also detailed in Elite's SEC reports, including the Report on Form 10-K for the year ended December 31, 1999.